November 01, 2011

Ms. Aamira Chaudhry

Division of Corporation Finance

United States Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

RE:	Vitran Corporation Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2011
File Number: 001-32449

Dear Ms. Chaudhry:

We hereby submit the Company’s responses to your comments conveyed in a letter to me dated October 24, 2011 with respect to the above-referenced Form 10-K and 10-Q.

The text of your comments has been included in bold and italics for your convenience, and we have numbered each paragraph below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for the Year Ended December 31, 2010

Item 8 – Financial Statements and Supplementary Data

Note 1,  Significant Accounting Policies – (d) Foreign Currency Translation, page 42

US SEC	Vitran Corporation Inc.

November 1, 2011

1.	Comment

We note your response to our prior comment one. We note that your reporting currency is the United States Dollar (USD). We further note that the functional currency of the United States subsidiaries, whose net investment in are being hedged, is also USD. As such please tell us in further detail what risk you are hedging.

Response

The functional currency of the Company’s Canadian parent is the Canadian dollar and it has a net investment in its self-sustaining U.S. dollar denominated subsidiaries. Therefore, the Canadian dollar parent’s U.S. dollar denominated debt is hedging exposure against foreign exchange fluctuations for a portion of its net investment in the U.S. dollar denominated subsidiaries. For financial reporting purposes the consolidated financial statements are translated into the U.S. dollar reporting currency.

Form 10Q for the Quarter Ended March 31, 2011

Item 1 – Financial Statements

Note 4. Acquisitions, page 8

2.	Comment

We note your response to our prior comment three. Please revise your disclosure to provide additional details of this transaction similar to the information provided in your response.

Response

Future filings will include additional details of the transaction similar to the previous response.

Should you have any questions or require additional information, please do not hesitate to contact me at 416-596-7664 x226.

Regards,

/s/ Fayaz Suleman

Fayaz D. Suleman

Vice President Finance &

Chief Financial Officer

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